UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

IMAGE ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

452439 20 1

(CUSIP Number)

Susan Tregub, Esq.

BTP Acquisition Company, LLC

10100 Santa Monica Boulevard, Suite 1250

Los Angeles, CA 90067

(310) 286-7260

Copy to:

Michael Barnes, Esq.

Barnes Law Firm PC

2425 Olympic Blvd., Suite 520E

Santa Monica, CA 90404

(310) 828-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   452439 20 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. Of Above Persons (Entities Only) BTP Acquisition Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source Of Funds (See Instructions) OO*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant To Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power - 0 -
8. Shared Voting Power - 0 -
9. Sole Dispositive Power - 0 -
10. Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

*	Not Applicable

CUSIP No.   452439 20 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. Of Above Persons (Entities Only) R2D2, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source Of Funds (See Instructions) OO*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant To Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power - 0 -
8. Shared Voting Power - 0 -
9. Sole Dispositive Power - 0 -
10. Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

*	Not Applicable

Item 1.	Security and Issuer

This statement amends the Schedule 13D, filed by BTP Acquisition Company, LLC (“BTP”) with the United States Securities and Exchange Commission (the “SEC”) on April 6, 2007, as amended by Amendment No. 1 filed with the SEC on July 2, 2007, Amendment No. 2 filed with the SEC on December 21, 2007, Amendment No. 3 filed with the SEC on January 25, 2008 and Amendment No. 4 filed with the SEC on January 28, 2008 (as amended to date, the “Amended Schedule 13D”), with respect to the common stock, par value $0.0001 per share, of Image Entertainment, Inc. (“Image”), a corporation organized under the laws of the State of Delaware. Capitalized terms used and not defined in this Amendment No. 5 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Amended Schedule 13D.

Item 4.	Purpose of Transaction

BTP previously disclosed in the Amended Schedule 13D the terms of certain Support Agreements entered into with certain shareholders of Image. Those Support Agreements contained, among other things, voting covenants and provisions granting BTP the right to acquire shares of Image common stock from the stockholders party thereto under certain circumstances. Those Support Agreements automatically terminate by their terms upon, among other events, any amendment of the Agreement and Plan of Merger between the Parties to extend the outside closing date under the Merger Agreement beyond six months after the date of the Merger Agreement. As previously disclosed, BTP and Image have extended the outside closing date under the Merger Agreement on several occasions, with the current extension expiring on February 1, 2008. Therefore, those Support Agreements have automatically terminated in accordance with their terms.

As a result of the termination of the Support Agreements, BTP and its affiliates (including R2D2, LLC, the manager of BTP) no longer have any right to direct the voting of or to acquire any of the shares of Image common stock subject to the Support Agreements, and therefore can have no actual or deemed beneficial ownership of such shares.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, none of BTP nor R2D2, LLC nor, to their knowledge, any of their respective members or affiliates, beneficially owns any shares of Image common stock.

(b) The information regarding the termination of the Support Agreements set forth in Item 4 above is incorporated by this reference into this Item 5(b).

(c) Other than as disclosed in this Schedule 13D, none of BTP nor R2D2, LLC nor, to their knowledge, any of their respective members or affiliates, has effected any transaction in Image common stock during the past 60 days.

(d) Not applicable.

(e) As described in Item 4 above, any deemed beneficial ownership of any securities subject to the Support Agreements by BTP or its affiliates has terminated upon the termination of such agreements.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information regarding the termination of the Support Agreements set forth in Item 4 above is incorporated by this reference into this Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2008

BTP ACQUISITION COMPANY, LLC

By:	R2D2, LLC, its Manager

By:	/s/ David Bergstein

Name:	David Bergstein

Its:	Manager